April 19, 2007

U.S. Securities and Exchange Commission
Brian Cascio
Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549

Re:	Comment letter dated April 6, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-11083

Dear Mr. Cascio:

This letter is in response to your letter dated April 6, 2007 regarding the above subject matter. For ease of reference, we have reproduced the Staff’s comments below with our response, and as appropriate, proposed disclosure for inclusion in future filings following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Information, page 66

Note A. Significant Accounting Policies, page 71

Revenue Recognition, page 72

1.
You disclose that as part of your return policy you may “allow customers to return previously purchased products for next-generation product offerings.” The accounting policy states that you account for these sales by establishing “a reserve for sales returns when the initial product is sold.” Please tell us in more detail about the nature and terms of these sales. Please also include your analysis of the underlying accounting literature supporting your accounting method. Discuss your consideration of EITF 00-24 and FIN 45.

The interventional medicine market in which we operate is in large part technology driven.  Physicians, particularly in interventional cardiology, move quickly to new technology and new products.  In order to compete in this rapidly changing environment, we are continuously innovating and developing next-generation products.  Given the significant investment necessary to develop next-generation products and the extensive regulatory path, we generally launch next-generation products every two to six years, depending on the product line.  When we launch next-generation products, we may allow customers to return and replace their existing inventory with the new product.  The decision to allow customers to return previously purchased products for next-generation products (when and if available) is at our discretion in

all cases, and is not a contractual right of the customer.   When we undertake a product transition, we estimate future returns at the time we sell the first-generation product and defer revenue until we deliver the second-generation product to the customer.

Since a customer is required to exercise their right of return in order to obtain the next-generation product, we determined that the most relevant accounting guidance for product transitions is Financial Accounting Standards Board Statement 48, Revenue Recognition when Right of Return Exists. In accordance with Statement 48, when the right of return exists, we may recognize revenue at the time of sale for products that we do not expect to be returned if we meet six criteria, which include our having the ability to estimate future returns reasonably.  We estimate our returns based on our prior experience with similar product transitions, the timing of the launch and the level of customer-owned inventory in the field.  We have the ability to make a reasonable estimate of returns based on our significant level of historical experience with product transitions and our overall understanding of market dynamics.  Further, based on our review of Statement 48 and considering the guidance regarding returns accounting included in the AICPA Statement of Position (SOP) No. 97-2, we have generally determined, though based upon the specific facts and circumstances of each product transition, that product transitions from generation to generation do not qualify for exchange accounting since the functionality of the new products is generally more than minimally different from the original product and the development of the new technology requires significant investment in research and development.

In assessing the appropriate accounting treatment for product transitions, we also considered the accounting guidance of FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, and EITF 00-24, Revenue Recognition: Sales Arrangements that Include Specified-Price Trade-In Rights and determined that they were not applicable based on the nature of our business. We believe that EITF 00-24 pertains to fixed-price trade-in rights, where a customer is allowed to exchange a purchased product for a specified credit toward another product after some period.  We have historically not offered fixed-price trade-in rights to customers for our implantable or muti-use devices.  In addition, in considering FIN 45 when we sell a product to a customer we do not guarantee that a next-generation product will be available since our ability to launch a next-generation product is largely contingent on external factors, such as the timing of regulatory approval and the success of clinical trials.

Based on our analysis, we believe our accounting policy of estimating returns for a product transition and deferring revenue until the new technology is delivered to the customer is appropriate and in accordance with the provisions of Statement 48.

In response to the Staff’s comment, we propose the following revised disclosure:

Proposed Disclosure
We generally allow our customers to return defective, damaged and, in certain cases, expired products for credit. In addition, we may allow customers to return previously purchased products for next-generation product offerings. In accordance with FASB Statement No. 48, we establish a reserve for sales returns when we sell the initial product and recognize revenue when we deliver the next-generation product to the customer. We base our estimate of sales returns on historical trends and record such amount as a reduction to revenue.

Valuation of Business Combinations, page 73

2.
You disclose that you “allocate the purchase price in excess of net tangible assets acquired to identifiable intangible assets, including purchased research and development.”  From your disclosure, it appears that the value you assign to your identifiable intangible assets acquired in business combinations may not always be stated at fair value consistent with paragraph 35 of SFAS 141, or, if applicable, paragraph 44 of SFAS 141. Please discuss how your accounting policy considered that guidance.

In performing our purchase price allocation for business combinations, we state intangible assets at fair value and follow the guidance prescribed by Statement No. 141 for all business combinations completed after July 1, 2001 using the purchase method of accounting. We accounted for business combinations completed before July 1, 2001 under Accounting Principles Board Opinion No.  16.   Specifically, in determining the purchase price allocation, we allocate the cost of an acquired entity to the assets and liabilities assumed based upon their estimated fair values at the date of acquisition consistent with paragraph 35 of FAS 141.  Furthermore, and consistent with paragraph 44 of FAS 141, in those circumstances where the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity and the purchase agreement does not provide for contingent consideration that might result in an additional element of cost of the acquired entity when the contingency is resolved that equals or exceeds the excess of fair value over cost, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, including purchased research and development, except for a) financial assets other than investments accounted for under the equity method, b) assets to be disposed of by sale, c) deferred tax assets, d) prepaid assets relating to pension or other postretirement benefit plans and e) any other current assets.  In those circumstances where an acquisition involves contingent consideration, we recognize an amount equal to the lesser of the maximum amount of the contingent payment or the excess of fair value over cost as a liability.  As of December 31, 2006, the cost of each of our acquired entities exceeds the fair value amounts assigned to assets acquired and liabilities assumed.

In response to the Staff’s comment, we propose the following revised disclosure:

Valuation of Business Combinations

We record intangible assets acquired in recent business combinations under the purchase method of accounting. We allocate the amounts we pay for each acquisition to the assets we acquire and liabilities we assume based on their fair values at the dates of acquisition in accordance with Statement 141, including identifiable intangible assets and purchased research and development, which either arise from a contractual or legal right or are separable from goodwill. We base the fair value of identifiable intangible assets and purchased research and development on detailed valuations that use information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and identifiable intangible assets acquired to goodwill.   In circumstances where the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity and the purchase agreement does not provide for contingent consideration that might result in an additional element of cost of the acquired entity when the contingency is resolved that equals or exceeds the excess of fair value over cost, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets, including purchased research and development, except for a) financial assets other than investments accounted for under the equity method, b) assets to be disposed of by sale, c) deferred tax assets, d) prepaid assets relating to pension or other postretirement benefit plans and e) any other current assets.  In those circumstances where an acquisition involves contingent consideration, we recognize an amount equal to the lesser of the maximum amount of the contingent payment or the excess of fair value over cost as a liability.  As of December 31, 2006, the cost of each of our acquired entities exceeds the fair value amounts assigned to assets acquired and liabilities assumed.

Amortization and Impairment of Intangible Assets, page 74

3.
You disclose that you test your March 31st goodwill balances during the second quarter of each year for impairment. While you may perform the annual goodwill impairment test “any time during the fiscal year provided the test is performed at the same time every year,” consistent with paragraph 26 of SFAS 142, please tell us why you believe it is appropriate under U.S. GAAP to test the ending balance of your first quarter goodwill in the second quarter of your fiscal year. To help us understand your accounting, please tell us in which quarter you would record an impairment loss if an impairment existed. We also note the provisions of paragraph 22 of SFAS 142.

Historically, we have performed the annual test for impairment as of April 1, the beginning of the second quarter of the year. To derive net assets by reporting unit, we have relied on March 31 financial information since we believe this approximates our financial position as of April 1, the beginning of the second quarter.  We perform detailed valuations that we base on information obtained from various individuals throughout our organization to determine the fair value of our reporting units. In addition, we may seek the input of specialists in performing these valuations.  The first step of our annual impairment test requires approximately two to three months to complete.

If we determined that the carrying amount of a reporting unit exceeded its fair value while performing our annual goodwill impairment test, we would perform the second step of the goodwill impairment test.  To the extent we were able to complete this test and determined that an impairment existed, we would record an impairment loss during the second quarter.  However, consistent with paragraph 22 of SFAS 142, if we were unable to complete the test prior to the issuance of the financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in the June 30 interim financial statements and disclose that the amount is an estimate.  We would then recognize any adjustment to that estimate in subsequent reporting periods, once the second step of the impairment analysis is finalized.  In prior years, the fair values of our reporting units have exceeded the carrying value and it has not been necessary to perform the second step of the goodwill impairment test.

In response to the Staff’s comment, we propose the following revised disclosure:

Proposed Disclosure

Annually we test our goodwill balances during the second quarter of the year as of April 1, the beginning of the second quarter, using financial information available as of that time, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. In performing the test, we utilize the two-step approach prescribed under FASB Statement No. 142, Goodwill and Other Intangible Assets. The first step requires a comparison of the carrying value of the reporting units, as defined, to the fair value of these units. As of December 31, 2006, we identified our 10 domestic divisions, which in aggregate make up the U.S. reportable segment, and our three international operating segments as our reporting units for purposes of the goodwill impairment test.  To derive the carrying value of our reporting units at the time of acquisition, we assign goodwill to the reporting units that we expect to benefit from the respective business combination. In addition, assets and liabilities, including corporate assets, which relate to a reporting unit's operations and would be considered in determining fair value, are allocated to the individual reporting units. We allocate assets and liabilities not directly related to a specific reporting unit, but from which the reporting unit benefits, based primarily on the respective revenue contribution of each reporting unit. If the carrying value of a reporting unit exceeds its fair value, we will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit's goodwill to its carrying value. If we were unable to complete the second step of the test prior to the issuance of our financial statements and an impairment loss was probable and could be reasonably estimated, we would recognize our best estimate of the loss in our June 30 interim financial statements and disclose that the amount is an estimate.  We would then recognize any adjustment to that estimate in subsequent reporting periods, once the second step of the impairment analysis is finalized.  Since the adoption of Statement No. 142, we have not performed the second step of the impairment test because the fair value of each reporting unit has exceeded its respective carrying value.

In connection with the above, we acknowledge the following:

-	We are responsible for the adequacy and accuracy of the disclosure in our filings;

-	Staff comments or changes to disclosure in response to Staff comments do notforeclose the Commission from taking any action with respect to the filings; and

-	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and appropriate. The Staff should not hesitate to contact me directly at (508) 650-8450 with any questions that it may have.

Sincerely,

                                    /s/ Lawrence C. Best

Lawrence C. Best
Chief Financial Officer